CERULEAN PHARMA INC.

35 GATEHOUSE DRIVE

WALTHAM, MA 02451

October 13, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cerulean Pharma Inc. Registration Statement on Form S-3 File No. 333-206396 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cerulean Pharma Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-206396) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on October 14, 2016, or as soon thereafter as practicable.

[The remainder of this page is intentionally left blank.]

Very truly yours,

Cerulean Pharma Inc.

By:	/s/ Alejandra Carvajal
Name:	Alejandra Carvajal
Title:	Vice President and General Counsel

[Signature Page to Request for Acceleration]